July 24, 2009
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	A.C. Moore Arts & Crafts, Inc.
Registration Statement on Form S-3
Filed June 19, 2009
File No. 333-160086
Form 10-K for Fiscal Year Ended January 3, 2009, as Amended
Filed March 13, 2009 and May 4, 2009, Respectively
File No. 000-23157
Dear Mr. Owings:
     A.C. Moore Arts & Crafts, Inc. (the “Company”) submits the following responses to comments raised in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 14, 2009 (the “Comment Letter”). The Company will include the proposed disclosure contained in the responses to the comments for Exchange Reports in future filings. In addition the Company has filed Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”) in response to the Comment Letter. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below.
General
1.	Please be advised that comments on your Form 10-K must be resolved before the desired effective date of your registration statement.

Response: The Company acknowledges the Staff’s advice that the comments on the Form 10-K must be resolved before the Registration Statement becomes effective.
Registration Statement on Form S-3
Prospectus Summary, page 2
2.	We note your statement on page 3 that, pursuant to the terms of the Registration Rights Agreement, “[i]f the Registration Statement is not declared effective by the SEC within

H. Christopher Owings
Assistant Director
July 24, 2009

90 calendar days after filing or ceases to be effective for more than 60 consecutive calendar days or an aggregate of 90 calendar days in any 12-month period, then after each month of non-compliance we are required to issue to the Selling Security Holder the number of shares of our Common Stock equal to 2.0% of the Purchased Shares, referred to as the ‘Additional Shares,’ up to 6.0%.” You state that you may become obligated under the Registration Rights Agreement to issue up to an additional 127,368 shares to the selling security holder. Please explain to us your calculation, as it is unclear how you arrive at the number 127,368.

Response: In addition to the portion of the statement the Staff quoted from page 3, the statement also provides that “[h]owever, the aggregate Additional Shares together with the Purchased Shares may not exceed 19.99% of our issued and outstanding shares of Common Stock immediately prior to the closing.” Since the Purchased Shares equal 4,000,000, the outstanding shares of Common Stock immediately prior to the closing equal 20,647,163 and 19.99% of the outstanding shares of Common Stock immediately prior to the closing equals 4,127,368, then only 127,368 shares can be issued as Additional Shares.
Risk Factors, page 4
3.	In general, descriptions of risks that describe circumstances that could apply equally to other similarly situated businesses are generic risks that should not be included in your risk factor section. Please either delete these generic risks, or revise them to state specific, material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
•	“The price of our Common Stock may be volatile...”

•	“Our Common Stock is equity and is subordinate to our existing and future indebtedness...”

•	“Our business could be negatively impacted by changes in the labor market...”

•	“Our success depends on key personnel...”

•	“Terrorist attacks and threats or actual war...”
Please note that these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K.

Response: The generic risk factors have been revised in the Amendment.

H. Christopher Owings
Assistant Director
July 24, 2009

Selling Security Holder, page 12
4.	Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by Glenhill Special Opportunities Master Fund LLC. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: To the knowledge of the Company, Glenn J. Krevlin has the ultimate voting and investment control over the shares held by the Selling Security Holder. The Amendment has been revised.

5.	Please tell us whether Glenhill Special Opportunities Master Fund LLC is a broker-dealer or an affiliate of a broker-dealer.

Response: To the knowledge of the Company, the Selling Security Holder is neither a broker-dealer nor an affiliate of a broker-dealer. The Amendment has been revised.

6.	We note your disclosure on page 12 concerning the May 27, 2009 private placement. Please disclose how the selling security holder acquired the 2,000,000 shares that it did not acquire in the private placement.

Response: To the knowledge of the Company, affiliates of the Selling Security Holder purchased 2,000,000 shares of Common Stock in the open market. The Amendment has been revised.
Plan of Distribution, page 13
7.	We note your disclosure on page 14 concerning short sales. Please be advised that short sales of common stock that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying a short sale are deemed to be sold at the time the sale is made and, prior to effectiveness, this would constitute a violation of Securities Act Section 5. Please confirm your understanding in this regard.

Response: The Company hereby confirms its understanding that it is the SEC’s view that shares underlying a short sale are deemed to be sold at the time the sale is made and, prior to effectiveness, this would constitute a violation of Securities Act Section 5.

H. Christopher Owings
Assistant Director
July 24, 2009

Documents Incorporated by Reference, page 17
8.	We note that you have not included in your list of documents incorporated by reference your Current Report on Form 8-K dated January 15, 2009 and filed on January 22, 2009. It appears that this report should be included, as Part I, Item 12(a)(2) of Form S-3 requires the list to include all reports filed pursuant to Exchange Act Sections 13(a) or 15(d) since January 3, 2009, the end of your latest fiscal year. Please revise your list to include the missing report, or tell us why you believe including it is unnecessary.

Response: The Amendment has been revised to include reference to the January 15, 2009 Current Report on Form 8-K which was filed with the SEC on January 22, 2009.

9.	We note that this section does not explicitly cover reports filed after the date of the initial registration statement and prior to effectiveness of the registration statement. Please be advised that you may need to update your incorporation by reference section to reflect Exchange Act reports that you file prior to effectiveness. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: The Company will include reference to any additional Exchange Act reports that the Company files prior to effectiveness and state in the Amendment to the effect that all filings filed by the Company pursuant to the Exchange Act after the date of the registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.
Exhibits
Exhibit 5.1, Opinion of Blank Rome LLP
10.	We note that counsel’s opinion relates to the offer and sale of up to 4,127,368 shares of your common stock, no par value per share, which counsel refers to as the “Shares.” However, in addition to the 4,127,368 shares of your common stock, you are also registering for resale pursuant to Securities Act Rule 416 any additional shares of your common stock which may become issuable to Glenhill Special Opportunities Master Fund LLC as an anti-dilution adjustment by reason of any stock split, dividend or other distribution, recapitalization or similar event. Please have counsel revise the opinion to cover all securities being registered.

H. Christopher Owings
Assistant Director
July 24, 2009

Response: Counsel will revise its opinion to separately address the 4,000,000 shares issued and the 127,368 shares to be issued when it files its revised opinion as requested pursuant to comment 11.

11.	We note the statement on page 2 that counsel’s opinion “is given as of the date hereof” and that counsel “assume[s] no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to [counsel’s] attention or any changes in laws which may hereafter occur.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please file an opinion dated as of the effective date or have counsel revise the opinion to remove the disclaimer regarding counsel’s obligation to update the opinion.

Response: Counsel will file a revised opinion letter dated as of the effective date in a pre-effective amendment on the effective date.
Form 10-K for Fiscal Year Ended January 3, 2009
Item 6. Selected Financial Data, page 19
12.	Please disclose how you treat closed, relocated and remodeled stores in your comparable store base in footnote (2) to the table.

Response: Footnote (2) will be changed to read as follows:
     “Comparable store sales increase (decrease) represents the increase (decrease) in net sales for stores open during the same period of the previous year. Stores are added to the comparable store base at the beginning of the fourteenth full month of operation. Comparable stores that are relocated or remodeled remain in the comparable store base. Stores that close are removed from the comparable store base as of the beginning of the month of closure.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Estimates, page 30
13.	Please quantify the impact of estimates related to inventory shrinkage, reserves for clearance and slow-moving inventories, and the deferred tax valuation allowance to the extent necessary to give a reader greater insight into the quality and variability of

H. Christopher Owings
Assistant Director
July 24, 2009

information regarding results of operations. Also, if changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. Please advise. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” SEC Release No. 34-48960, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.
Response: Critical Accounting Estimates will be changed to read as follows:
Merchandise Inventories, second paragraph:
“A full physical inventory is taken at every location at least once per year and these estimates are adjusted to actual shrinkage amounts at that time. Estimates for inventory shrinkage from the date of the most recent physical inventory through the end of each reporting period are based on historical results from recent physical inventories. A 10% change in our estimate for inventory shrinkage would have impacted gross margin by approximately $x.x million for fiscal 2009.”
Merchandise Inventories, fourth paragraph:
“Our inventory valuation methodology also requires other management estimates and judgment, such as the net realizable value of merchandise designated for clearance or slow-moving merchandise. Our reserve for clearance and slow-moving merchandise is based on several factors including the quantity of merchandise on hand, sales trends and future advertising and merchandising plans. The accuracy of these estimates can be impacted by many factors, some of which are outside of management’s control, including changes in economic conditions and consumer buying trends. Based on prior experience we do not believe the assumptions used in these estimates will change significantly. A 10% change in this reserve would have impacted gross margin by approximately $x.x million for fiscal 2009.”
Income Taxes, first paragraph:
“Income Taxes. We do business in various jurisdictions that impose income taxes. Management determines the aggregate amount of income tax expense to accrue and the amount currently payable based upon the tax statutes of each jurisdiction. This process involves adjusting income determined using generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred taxes are reflected on our balance sheet for temporary differences that will reverse in subsequent

H. Christopher Owings
Assistant Director
July 24, 2009

years. Tax effects of changes in tax laws or rates are recognized in the period in which the law is enacted. Valuation allowances are recorded to reduce the carrying amount of deferred tax assets, when it is more likely than not that such assets will not be realized. In fiscal 2008, the Company determined that it was necessary to record a full valuation allowance against its net deferred tax assets due to, among other factors, the Company’s cumulative three-year loss position. As of January 2, 2010, this valuation allowance was $x.x million. The realization of deferred tax assets depends on the Company’s ability to generate future income and the weight of the available evidence, including cumulative losses in the prior years. We continue to monitor and will update our assessment at each reporting date.”
Item 8. Financial Statements and Supplementary Data, page 34
14.	Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Refer to paragraph 22 of SFAS 130.

Response: Comprehensive income and its components is disclosed in the Consolidated Statements of Changes In Shareholders’ Equity and the Company will continue to make such disclosure in future filings.
Consolidated Balance Sheets, page 36
15.	Please tell us whether there are any items other than closed store reserves included in accrued liabilities that exceed five percent of total current liabilities at each balance sheet date. If so, please separately state each of the items in the balance sheets or in the notes. Refer to Rule 5-12.20 of Regulation S-X.

Response: Workers compensation and general liability reserves are a component of accrued liabilities that exceed five percent of total current liabilities. Within our Summary of Significant Accounting Policies the Insurance Liabilities paragraph will be changed to read as follows:

“Insurance Liabilities. The Company uses a combination of third-party and self-insurance to cover certain risks, including workers’ compensation, general liability, property, ocean marine and medical claims. Insurance liabilities are a component of “Accrued expenses” on our Consolidated Balance Sheets and represent an estimate of the ultimate cost of our uninsured liability as of the balance sheet date, less claims that have

H. Christopher Owings
Assistant Director
July 24, 2009

been paid. The accrual for workers’ compensation and general liability claims was $x.x million and $x.x million as of January 2, 2010 and January 3, 2009, respectively. These liabilities are actuarially estimated based on historical data and industry trends.
Notes to Consolidated Financial Statements, page 40
Note 1 — Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 41
16.	Please disclose net sales by merchandise category for each of the years presented in the consolidated statements of operations. Refer to paragraph 37 of SFAS 130.

Response: The table with the Revenue Recognition section of the Summary of Significant Accounting Policies will be changed to include each year presented in the Consolidated Statements of Operations.
Store Pre-opening and Closing Costs, page 42
17.	If material, please disclose the effect on net income and per-share amounts of accelerating depreciation on stores identified for closure. Refer to paragraph 22 of SFAS 154.

Response: Accelerated depreciation on stores identified for closure is included in Footnote 5. Store Closing Costs, within the Components of Store Closing Costs table on the Asset Related Charges line. As the amount of accelerated depreciation recorded for all periods presented was immaterial the effect on net income and earnings per-share of these amounts was not disclosed. If the impact of accelerated depreciation becomes significant in the future such disclosure will be included.
Note 8 — Property and Equipment, page 48
18.	Please disclose depreciation expense for each year presented. Refer to paragraph 5 of APB 12.

Response: A line for depreciation expense will be added to the table within the Property and Equipment footnote.

H. Christopher Owings
Assistant Director
July 24, 2009

Note 11 — Stock-Based Compensation, page 51
19.	Please disclose the weighted-average grant-date fair value of stock options and stock appreciation rights granted for each year presented. Refer to paragraph A240.c of SFAS 123(R).

Response: Disclosure for weighted-average grant-date fair value of stock options and stock appreciation within the Stock Based Compensation footnote will be included as follows;

“The weighted average grant date fair value of stock options and stock appreciation rights was $x.xx, $x.xx and $x.xx per share for fiscal 2009, 2008 and 2007 respectively.”
Schedule II — Valuation and Qualifying Accounts, page 63
20.	Please include your reserve for sales returns in the schedule or tell us why you believe such disclosures are not required. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response: In future filings the reserve for sales returns will be included in Schedule II — Valuation and Qualifying Accounts.

21.	Please tell us the nature of the additions to your lower of cost or market reserves charged to other accounts. Also, please describe the additions charged to other accounts as required by Rule 12-09 of Regulation S-X.

Response: Prior to fiscal 2008 the Company’s lower of cost or market reserve related only to warehouse inventory which was valued at weighted average cost. The Company did not have a separate lower of cost or market reserve related to its store inventory because its store inventory was valued using the retail inventory method. Under the retail inventory method the lower of cost or market reserve reduces the cost value of inventory through application of the retail cost compliment to ending retail inventory. In fiscal 2008 the Company changed its store inventory valuation method from the retail inventory method to the weighted average cost method. This change in valuation method required the Company to separate the lower of cost or market reserve from the cost value of inventory. This separation is the amount that is recorded in “Additions — Charged to Other Accounts” in Schedule II.

The Company will include a description of this amount in future filings.

H. Christopher Owings
Assistant Director
July 24, 2009

Signatures, page 64
22.	Your report must be signed by your controller or principal accounting officer, and any individual who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please tell us whether any of the executive officers who signed your Form 10-K also served as your controller or principal accounting officer. If so, in future filings please indicate that capacity. If not, please file an amendment to your Form 10-K to include the signature of your controller or principal accounting officer. Refer to General Instruction D.2 to Form 10-K.

Response: Mr. Michael Zawoysky was both the Chief Financial Officer and the principal accounting officer of the Company when he executed the Form 10-K. Mr. David Stern is now both the Chief Financial officer and the principal accounting officer of the Company and his dual capacity will be indicated on the signature page in future filings.
Exhibits
23.	We note that Exhibit 10.18 does not include the schedules and exhibits which are a part of the credit agreement. With your next periodic report, please re-file Exhibit 10.18 in its entirety, as well as any other exhibit included in response to Item 601(b)(10) of Regulation S-K that is incomplete.

Response: Exhibit 10.18 will be re-filed with the Company’s next periodic report to include schedules and exhibits which are a part of the credit agreement.
Amendment No. 1 to Form 10-K for Fiscal Year Ended January 3, 2009
Item 11. Executive Compensation, page 5
Compensation Discussion and Analysis, page 5
24.	We note your statement on page 6 that your Compensation Committee seeks to target pay levels “at the 50th percentile or median of pay levels of comparable positions at comparable companies in the market” and that the Hay Group provides “retail market data.” Please identify the comparable companies to which you compare your company, as well as how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: Previously responded to in July 17, 2009 and July 20, 2009 letters.

H. Christopher Owings
Assistant Director
July 24, 2009

25.	We note your statement on page 8 that “[f]or performance in fiscal 2008, except for the Chief Executive Officer, participants [in your Annual Incentive Plan] were eligible to receive a cash payment depending on both A.C. Moore’s performance relative to Company metrics and the individual’s achievement of pre-determined, measurable performance goals.” For Mr. Jeffries, Mr. Zawoysky and Ms. Rhoades, please discuss what aspects of each individual’s performance were evaluated for purposes of this Plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: Previously responded to in July 17, 2009 letter.
Form 10-Q for Fiscal Quarter Ended April 4, 2009
26.	Please address the above comments in future filings as applicable.

Response: The Company will address the above comments in future filings as applicable.
* * *
     In connection with responding to the foregoing comments, and in the event that the Company requests acceleration of the effective date of the pending registration statement, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments or the staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
Assistant Director
July 24, 2009

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (856) 768-4930 or Alan Lieblich of Blank Rome LLP at (215) 569-5693.

Sincerely,
/s/ Amy Rhoades
Amy Rhoades
Vice President and General Counsel

cc:	Alexandra M. Ledbetter, Staff Attorney Ta Tanisha Meadows, Staff Accountant William Thompson, Accounting Branch Chief